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[DUPONT LOGO]                                                      [DUPONT LOGO]

                                                       July 14, 1999

Dear Stockholder,

     I am pleased to announce that E. I. du Pont de Nemours and Company is commencing a cash offer in which DuPont stockholders will have an opportunity to sell some or all of their shares to DuPont for $80.76 in cash for each share purchased, less applicable withholding taxes, up to an aggregate of 8,000,000 shares of DuPont common stock. This cash offer is being made substantially concurrent with an exchange offer in the United States in which DuPont is offering stockholders who are U.S. persons the opportunity to exchange DuPont common stock for shares of Conoco Class B common stock.

     Only Non-U.S. persons, as explained on page 1 of the Offer to Purchase, are eligible to participate in the cash offer. DuPont stockholders who are U.S. persons are ineligible to participate in the cash offer, while stockholders who are Non-U.S. persons may not participate in the exchange offer.

     The cash offer will expire, unless extended by DuPont, at midnight, New York City time, on August 10, 1999. The terms and conditions of the cash offer are contained in the enclosed Offer to Purchase. If more than 8,000,000 shares of DuPont common stock are tendered for cash, shares will be accepted for purchase on a pro rata basis, except that generally any holder with less than 100 DuPont shares who validly tenders all such shares will not be subject to proration. You should be aware that the cash purchase price will be subject to U.S. federal income tax withholding, as explained in the Offer to Purchase.

     Neither DuPont nor the board of directors of DuPont makes any recommendation to any stockholder as to whether to tender shares of DuPont common stock. Each stockholder must make his or her own decision whether to tender such shares, and if so, how many shares to tender.

     DuPont has retained the services of D.F. King & Co., Inc. as Managing Information Agent to assist stockholders in connection with the cash offer. Requests for additional documents, questions regarding the terms and conditions of the cash offer, or information on the procedure for tendering shares should be directed to D.F. King at (212) 269-5550 (collect) for calls outside the United States or at (800) 755-3105 (toll-free) for calls in the United States. In certain countries where DuPont's stock is listed on a local exchange, stockholders should also contact the relevant Non-U.S. Information Agent listed on the back cover of the Offer to Purchase for more information on procedures for tendering.

     I thank you for your continuing support of our company.

                                          Sincerely,
                                   /s/ Charles O. Holliday, Jr.
                                          Charles O. Holliday, Jr.
                                          Chairman and Chief Executive Officer

E. I. du Pont de Nemours and Company

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